Mail Stop 6010

August 21, 2007

Patrick Soon-Shiong, M.D.
Chief Executive Officer
Abraxis BioScience, Inc.
11755 Wilshire Boulevard, Suite 2000
Los Angeles, California 90025

> **Re: Abraxis BioScience, Inc.**
> **Annual Report on Form 10-K/A**
> **Filed April 30, 2007**
> **File No. 000-33407**

Dear Dr. Soon-Shiong:

We have limited our review of your filing to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 10

1.   We note your disclosure that when determining the CEO's base salary and annual cash incentive awards, the compensation committee reviews and assesses, among

other things, your CEO's significant ownership in your company. Please discuss and analyze how your CEO's ownership in your company affected the compensation committee's decisions with respect to determining the various elements of your CEO's compensation package.

2.   You disclose that in making determinations with respect to certain elements of compensation that you take into consideration individual performance measures. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. You should disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and, if applicable, how those elements and contributions were weighted and factored into specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. In particular, discuss and analyze how individual performance measures factored into calculating bonuses under your corporate bonus plan.

3.   We see from your Summary Compensation Table that Mr. Maroun received stock awards that were significantly more valuable than those received by your other named executive officers. Given this disparity, please provide a more detailed discussion of how and why the equity incentives granted to Mr. Maroun differ from those granted to the other named executive officers. If policies or decisions applicable to one named executive officer are materially different from those applicable to the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

4.   You disclose that after consultation with Towers Perrin your compensation committee recommended that you target your base salaries and cash incentive compensation in the 50th percentile of companies with $1 billion in revenues. Please identify the specific companies you used in benchmarking the referenced compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5.   You disclose under "Attracting and retaining talent" that you are currently targeting base salaries and annual cash incentive payments at the 50th percentile of pharmaceutical companies with $1 billion in revenue. Please disclose the actual percentiles that you experienced in 2006 for each element of compensation that you benchmarked. To the extent actual compensation was outside a targeted percentile range, please provide discussion and analysis as to why such compensation elements fell outside of the targeted parameters. Please also discuss the extent to which your compensation committee considers data from your comparator group in making awards of long-term incentives.

Elements of Executive Compensation, page 11

6.   We note your disclosure regarding the quantitative and qualitative factors used in determining amounts payable under each element. As a general matter, however, your disclosure should clarify how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. Your disclosure should also explain and place in context how and why determinations with respect to one element may or may not have influenced the compensation committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Bonuses, page 12

7.   You disclose that annual incentive compensation awards are based on the actual achievement of certain corporate and business unit goals which are determined by management at the beginning of each year. Please disclose these corporate and business unit goals and how your incentive awards are specifically structured around the applicable goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

8.   You disclose that the CEO's bonus target for 2006 was 85% of his base salary. Please disclose where the bonuses were targeted at for each of your other named executive officers and provide discussion and analysis as to how the compensation committee determined the applicable percentage for each named executive officer and the reasons for any variances among those targeted percentages.

9.   Given that your awards under the 2006 Bonus Plan are based in part on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are

restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

10. You disclose that in addition to the awards under the 2006 Bonus Plan, the compensation committee authorized a discretionary bonus pool to the CEO to allocate and distribute additional cash bonuses to high performing employees. Please discuss any amounts of this additional bonus pool that were allocated to your named executive officers and include discussion and analysis as to how the allocation of such amounts was determined.

Payments Upon Termination, page 20

11. Please expand your Compensation Discussion and Analysis to include a discussion of how the arrangements described in this section fit into your overall compensation objectives and strategy and affect the decisions you made regarding other elements of compensation.

12. We note that Ms. Gopola is entitled to severance payments under her agreement if, following a "change in control," she is terminated without "cause" or for "good reason." Similarly, we note that Mr. Montagner is entitled to severance payments under his agreement if he is terminated without "cause." Please briefly indicate the definitions of these terms.

13. We note that Ms. Gopola's severance arrangements entitle her to continuation of salary and bonus for an eighteen month period and the vesting of stock options for an additional eighteen month period. Similarly, we note that Mr. Montagner's severance arrangements entitle him to continuation of salary and bonus for a twenty-four month period and the vesting of stock options for an additional twenty-four month period. Please discuss and analyze how these periods were negotiated and how and why the eighteen month and twenty-four month periods were agreed to by the company and why the periods vary with respect to these officers.

Certain Relationships, Related Transactions..., page 26

14. Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney